

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

July 25, 2008

Via U.S. Mail and Fax (604) 687-4026
Mr. Earl W. Price
Chief Financial Officer
Eldorado Gold Corporation
550 Burrard Street, Suite 1188
Vancouver, British Columbia
Canada V6C 2B5

      Re: Eldorado Gold Corporation
                Form 40-F for the Fiscal Year Ended December 31, 2007
                Filed March 31, 2008

Dear Mr. Price:

      We have reviewed your Form 40-F for the Fiscal Year Ended December 31, 2007 and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 40-F for the fiscal year ended December 31, 2007

Disclosure Controls and Procedures, page 4

1.   We note the conclusion of your principal executive officer and principal financial officer regarding the inefficacy of disclosure controls and procedures and the material weakness in internal controls over financial reporting. Please revise your discussion to provide further detail regarding when the material weakness was identified, by whom it was identified and when the material weakness first began.
2.   Please supplement your disclosure regarding the remedial actions you intend to implement to address the material weakness. Specify, for example, the principal

components of the accounting policy and procedures that will be, implemented. If remedial actions have already been taken, update your disclosure in your amended report to identify the actions taken.

Note 2. Significant accounting policies

(i) Exploration and development

3. We note that you charge exploration costs against operations as incurred until a mineral resource having economic potential is identified on a property. Please expand your disclosure in future filings to describe how you determine a property has economic potential.

(m) Stock-based compensation

4. We note that you adjust compensation expense due to forfeitures and the expiry of unexercised options in the period when the options expire or the vesting requirements are not met. Please clarify how you apply paragraphs 43, 45, B165 and B166 of SFAS 123(R) for U.S.GAAP purposes, which requires you to base accruals of compensation cost during the requisite service period on the estimated number of instruments for which the requisite service is expected to be rendered. Further, previously recognized compensation expense should not be reversed if an employee option for which the requisite service has been rendered expired unexercised.

Note 8. Mining interests

5. Please explain to us the difference between deferred development costs and assets under construction. Describe those costs that are included in assets under construction and how you account for these costs for US GAAP purposes.

Management's Discussion and Analysis

Depletion, Depreciation and Amortization, page 8

6. We note that no DD&A was charged to the Sao Bento operations in 2006 and 2007. We further note on page 2 that you produced 64,758 and 7,667 ounces of gold from the Sao Bento mine in 2006 and 2007, respectively. Please clarify why you did not record any DD&A in 2006 and 2007 related to the Sao Bento operations under either Canadian or US GAAP. Tell us when you consider a unit to be produced in determining DD&A under the units-of-production method as you describe in footnote 2(h) to your consolidated financial statements.

Gain on Disposal of Assets, page 9

7.   We note the recognized gain on sale has been recorded at the estimated fair value of the contracted total sales price. Tell us if the recorded gain includes the downstream performance-related option payments, and if so, the amount recorded for those potential payments, and why it is appropriate to include them in your gain in the current period for US GAAP purposes. Further, clarify why the Piaba project was never classified as a development project and why it had no recorded value on your balance sheet.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;
·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Mr. Earl W. Price
Eldorado Gold Corporation
July 25, 2008
Page 4

You may contact Bob Carroll at (202) 551-3362, or Chris White at (202) 551-3461 if you have questions regarding comments on the financial statements and related matters. You may contact Mellissa Duru at (202) 551-3757 or me at (202) 551-3740 with any other questions.

Sincerely,

 /s/ H. Roger Schwall

H. Roger Schwall
Assistant Director